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                            September 19, 2022

       Harry L. You
       Co-Chief Executive Officer
       dMY Squared Technology Group, Inc.
       1180 North Town Center Drive, Suite 100
       Las Vegas, Nevada 89144

                                                        Re: dMY Squared
Technology Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 12,
2022
                                                            File No. 333-267381

       Dear Mr. You:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed September 12, 2022

       Exhibits

   1. Please revise the legality opinion filed as Exhibit 5.2 to include the over-allotment of
                                                        1,125,000 units,
including the common stock included in the units. In addition, please remove the assumption
that "upon issuance of Units, Class A Common Stock and
                                                        Warrants, the sum of
the number of Units, and shares of Common Stock issued and
                                                        outstanding plus the
number of shares issuable upon the exercise of such Warrants will not exceed the total
number of shares of Class A Common Stock that the Company is then authorized to issue
under its Restated Articles of Organization and other relevant documents," as such
assumption goes to the underlying opinion. In addition, please revise
                                                        Exhibit 5.1 to reflect
the full amount of units being registered including the over-
 Harry L. You
dMY Squared Technology Group, Inc.
September 19, 2022
Page 2
      allotment. The exhibit references 7.5 million units, which does not include the over-
      allotment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameHarry L. You
                                                           Division of
Corporation Finance
Comapany NamedMY Squared Technology Group, Inc.
                                                           Office of Real
Estate & Construction
September 19, 2022 Page 2
cc:       Adam J. Brenneman
FirstName LastName